

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

<u>Via Email</u>
Brian E. Schaaf
Assistant Treasurer
Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
c/o U.S. Bank Trust National Association
300 Delaware Avenue, 9th Floor
Wilmington, Delaware 19801

> **Re: Ford Credit Floorplan Master Owner Trust A**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-171922-02**

Dear Mr. Schaaf:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our letter dated October 31, 2012. Since each series of asset-backed securities are issued from the same issuing entity, Ford Credit Floorplan Master Owner Trust A, all filings related to an issuance of asset-backed securities from that issuing entity, including all offering documents and periodic reports, should be filed under the same CIK number. Therefore, please confirm that future filings related to issuances of asset-backed securities from Ford Credit Floorplan Master Owner Trust A will be made under its CIK number (0001159408).

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3225 with any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Susan Thomas